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For Immediate Release: Tuesday, November 28, 2000

SCHLUMBERGER ANNOUNCES CLOSURE OF TENDER OFFER FOR CONVERGENT GROUP

NEW YORK, November 28, 2000-Schlumberger Limited (NYSE:SLB) and Convergent Group Corporation (Convergent) (Nasdaq:CVGP) jointly announced today that Schlumberger Technology Corporation (Schlumberger) accepted for payment shares tendered during the initial offering period.

Schlumberger was advised by Citibank, N.A., the depositary for the offer, that a total of 29,871,478 shares had been tendered pursuant to the offer, which expired at 12:00 midnight New York City time on Monday, November 27, 2000, and that all such shares have been accepted for payment. After giving effect to the purchase of the shares tendered, Schlumberger beneficially owns approximately 94% of the outstanding Convergent shares.

As previously announced, Schlumberger commenced a subsequent offering period beginning Tuesday, November 28, 2000 at 12:01 a.m. New York City time, which will remain open until Thursday, November 30, 2000, at 12:00 midnight New York City time, unless extended. During the subsequent offering period, Convergent stockholders who did not tender their shares by the expiration of the initial offering period may tender their Convergent shares by following the directions in the Schlumberger offer to purchase and letter of transmittal. Any shares tendered during the subsequent offering period will be purchased on a rolling basis and may not be withdrawn. At the expiration of the subsequent offering period, a subsidiary of Schlumberger will be merged with and into Convergent in accordance with the provisions of the Delaware General Corporation Law.

Holders of Convergent common stock are urged to read Schlumberger's offer to purchase and the related letter of transmittal carefully in their entirety, including the section entitled "The Tender Offer". The offer to purchase and the related letter of transmittal contain important information. The offer to purchase and the letter of transmittal are exhibits to Schlumberger's Schedule TO filed with the Securities and Exchange Commission which may be examined on the SEC's website http://www.sec.gov. Copies of the offer to purchase and the letter of transmittal are available, for no charge, from D. F. King & Co. Inc. 1
(800) 714-3305.

Schlumberger Limited is a global leader in technical services spanning the oil and gas, utility, semiconductor testing, smart cards, and network and Internet solutions industries. Schlumberger revenue was $8.4 billion in 1999. Additional information is available from Realtime [www.slb.com], the Schlumberger corporate website.

FOR FURTHER INFORMATION, CONTACT:
SCHLUMBERGER LIMITED
Rex Ross, Vice President Communications
Phone: (212) 350-9432

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